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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
                   (Under Section 14(d)(1) or 13(e)(1) of the
                        Securities Exchange Act of 1934)

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                          Microware Systems Corporation
                            (Name of Subject Company)

                        Drake Merger Sub, Inc. (Offeror)
                          RadiSys Corporation (Offeror)
 (Name of Filing Person (identifying status as offeror, issuer or other person))
                        Common Stock, Without Par Value
                         (Title of Class of Securities)

                                    595150103
                      (CUSIP Number of Class of Securities)

                                Annette M. Mulee
                               RadiSys Corporation
                           5445 NE Dawson Creek Drive
                               Hillsboro, OR 97124
                                 (503) 615-1100
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                         on Behalf of the Filing Person)

                                    Copy to:

                                 John R. Thomas
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2600
                             Portland, OR 97204-1268
                                 (503) 224-3380

                            CALCULATION OF FILING FEE

Transaction                                                 Amount of
Valuation: $13,479,174*                                     Filing Fee: $2,696
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*    Assumes purchase of 19,822,314 shares at $0.68 per share.

     [_] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A                                    Filing Party: N/A
Form or Registration No.: N/A                                    Date Filed: N/A

     [_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X] Third-party tender offer subject to Rule 14d-1.

     [_] Issuer tender offer subject to Rule 13e-4.

     [_] Going-private transaction subject to Rule 13e-3.

     [_] Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

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     This Tender Offer Statement on Schedule TO (this "Schedule TO") relates to the offer by Drake Merger Sub, Inc., an Iowa corporation ("Purchaser") and a wholly owned subsidiary of RadiSys Corporation, an Oregon corporation ("Parent"), to purchase all of the outstanding shares of common stock, without par value (the "Shares"), of Microware Systems Corporation, an Iowa corporation (the "Company"), at a purchase price of $0.68 per Share, net to the seller in cash, without interest, on the terms and subject to the conditions of the Offer to Purchase dated July 5, 2001 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B). This Schedule TO is being filed on behalf of Purchaser and Parent. Capitalized terms not otherwise defined in this Schedule TO shall have the meanings ascribed to them in the Offer to Purchase.

     All information in the Offer to Purchase filed as Exhibit (a)(1)(A) is incorporated by reference in answer to all of the items in the Schedule TO except those items as to which information is specifically provided in this Schedule TO.

Item 1. Summary Term Sheet

     The information set forth in the Offer to Purchase under "Questions and Answers" is incorporated herein by reference.

Item 2. Subject Company Information

     (a) The subject company is Microware Systems Corporation, an Iowa corporation, with its principal executive offices located at 1500 NW 118th Street, Des Moines, Iowa 50325; telephone number (515) 223-8000.

     (b) The information set forth in the Introduction of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6, "Price Range of Shares; Dividends," of the Offer to Purchase is incorporated herein by reference.

Item 3. Identity and Background of Filing Person

     (a), (b) and (c)(1), (c)(2) and (c)(5) The information set forth in Section 9, "Information Concerning Parent and Purchaser," and Annexes I and II of the Offer to Purchase is incorporated herein by reference. Neither Parent nor Purchaser has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining Parent or Purchaser from future violation of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

     (c)(3) To the best knowledge of Parent and Purchaser, no person listed in Annexes I and II of the Offer to Purchase has, during the past 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (c)(4) To the best knowledge of Parent and Purchaser, no person listed in Annexes I and II of the Offer to Purchase has, during the past 5 years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Item 4. Terms of the Transaction

     (a)(1)(i) through (v) The information set forth in the Introduction and
Section 1, "Terms of the Offer; Extension of Tender Period; Termination; Amendments," of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(vi) and (vii) The information set forth in Section 2, "Procedures for Tendering Shares," and Section 3, "Withdrawal Rights," of the Offer to Purchase is incorporated herein by reference.

     (a)(1)(viii) The information set forth in Section 4, "Acceptance for Payment and Payment of Offer Price," of the Offer to Purchase is incorporated herein by reference.



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     (a)(1)(ix), (x), (xi) Not applicable.

     (a)(1)(xii) The information set forth in Section 5, "Federal Income Tax Consequences," of the Offer to Purchase is incorporated herein by reference.

Item 5. Past Contracts, Transactions, Negotiations and Agreements

     (a) and (b) The information set forth in Section 9, "Information Concerning Parent and Purchaser," Section 11, "Contacts with the Company; Background of the Offer," and Section 13, "Transaction Documents," of the Offer to Purchase is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals

     (a) and (c)(1) through (7) The information set forth in Section 12, "Purpose of the Offer; Short-Form Merger; Plans for the Company; Dissenters' Rights; Going-Private Transactions," Section 13, "Transaction Documents," and
Section 14, "Dividends and Distributions," of the Offer to Purchase is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration

     (a), (b) and (d) The information set forth in Section 10, "Source and Amount of Funds," of the Offer to Purchase is incorporated herein by reference.

Item 8. Interest in Securities of the Subject Company

     The information set forth in Section 9, "Information Concerning Parent and Purchaser," and in Section 13, "Transaction Documents," of the Offer to Purchase is incorporated herein by reference.

Item 9. Persons/Assets, Retained, Employed, Compensated or Used

     The information set forth in Section 17, "Fees and Expenses," of the Offer to Purchase is incorporated herein by reference.

Item 10. Financial Statements

     Not applicable because (a) the consideration offered consists solely of cash, (b) the offer is not subject to any financing condition and (c) the offer is for all outstanding securities of the subject class.

Item 11. Additional Information

     (a)(1) Other than as elsewhere disclosed in this statement, none.

     (a)(2) through (5) The information set forth in Section 16, "Legal Matters," of the Offer to Purchase is incorporated herein by reference.

     (b) None or not applicable.

Item 12. Exhibits

Exhibit
Number            Description
------            -----------

(a)(1)(A)         Offer to Purchase dated July 5, 2001

(a)(l)(B)         Letter of Transmittal

(a)(1)(C)         Notice of Guaranteed Delivery

(a)(1)(D)         Letter to Brokers, Dealers, Banks, Trust Companies and Other
                  Nominees

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G) Joint Press Release issued by Parent and the Company (incorporated herein by reference to Schedule TO-C filed July 2, 2001 by Parent)



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

(a)(1)(H)         Summary Advertisement published July 5, 2001

(b)               Not applicable

(d)(1) Agreement and Plan of Merger, dated as of June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Microware Systems Corporation

(d)(2) 19.9% Option Agreement, dated as of June 29, 2001, between RadiSys Corporation, and Microware Systems Corporation

(d)(3) Form of Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc., and certain shareholders of Microware Systems Corporation

(d)(4) Shareholder's Agreement, dated June 29, 2001 by and among RadiSys Corporation, Drake Merger Sub, Inc. and Motorola, Inc.

(d)(5) Termination and Buy-out Agreement, dated June 29, 2001, by and among Microware Systems Corporation, Elder Court, LLC, Roth Capital Partners, Inc., Carbon Mesa Partners, LLC and Anthony Soich

(g)               Not applicable

(h)               Not applicable



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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 5, 2001                       RadiSys Corporation



                                          By  /s/ Glenford J. Myers
                                            ------------------------------------
                                                   Glenford J. Myers
                                                   Chief Executive Officer

                                          Drake Merger Sub, Inc.



                                          By /s/ Glenford J. Myers
                                            ------------------------------------
                                                   Glenford J. Myers
                                                   President



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                                  EXHIBIT INDEX

Exhibit
Number            Description
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(a)(1)(A)         Offer to Purchase dated July 5, 2001

(a)(l)(B)         Letter of Transmittal

(a)(1)(C)         Notice of Guaranteed Delivery

(a)(1)(D)         Letter to Brokers, Dealers, Banks, Trust Companies and Other
                  Nominees

(a)(1)(E) Letter to Clients for Use by Brokers, Dealers, Banks, Trust Companies and Other Nominees

(a)(1)(F) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9

(a)(1)(G) Joint Press Release issued by Parent and the Company (incorporated herein by reference to Schedule TO-C filed July 2, 2001 by Parent)

(a)(1)(H)         Summary Advertisement published July 5, 2001

(b)               Not applicable

(d)(1) Agreement and Plan of Merger, dated as of June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc. and Microware Systems Corporation

(d)(2) 19.9% Option Agreement, dated as of June 29, 2001, between RadiSys Corporation, and Microware Systems Corporation

(d)(3) Form of Shareholder's Agreement, dated June 29, 2001, by and among RadiSys Corporation, Drake Merger Sub, Inc., and certain shareholders of Microware Systems Corporation

(d)(4) Shareholder's Agreement, dated June 29, 2001 by and among RadiSys Corporation, Drake Merger Sub, Inc. and Motorola, Inc.

(d)(5) Termination and Buy-out Agreement, dated June 29, 2001, by and among Microware Systems Corporation, Elder Court, LLC, Roth Capital Partners, Inc., Carbon Mesa Partners, LLC and Anthony Soich

(g)               Not applicable

(h)               Not applicable